Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for the periods indicated. The periods ending September 30, 2005 and 2004 are unaudited.

					Nine months
					ended
	Year ended September 30,				September 30,
	2008(a)	2007(a)	2006(a)	2005	2005	2004
			(in millions)
Income (loss) before income taxes	$73.7	$86.7	$13.1	$(0.5)	$7.9	$(9.9)

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	77.5	90.8	123.7	21.5	15.5	13.4
Estimated interest within rent expense	4.1	3.0	3.3	—	—	0.1

Total fixed charges	$81.6	$93.8	$127.0	$21.5	$15.5	$13.5

Earnings (b)	$155.3	$180.5	$140.1	$21.0	$23.4	$3.6

Ratio of earnings to fixed charges(c)	1.9	1.9	1.1	—	1.5	—

(a)	Data for the fiscal years ended September 30, 2008, 2007 and 2006 include results from Predecessor Mueller, which was acquired by the Company on October 3, 2005.

(b)	For these ratios, “earnings” represents income (loss) before income taxes plus fixed charges.

(c)	Due to losses during the year ended September 30, 2005, and the nine months ended September 30, 2004 the ratio of earnings to fixed charges for those periods was less than 1.0. The deficiency of earnings to total fixed charges was $0.5 million and $9.9 million, respectively, for those periods.